SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2009

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

RESOLUTION TO ISSUE EXCHANGEABLE NOTES
     On March 13, 2009, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to issue exchangeable notes, as follows:

1. Type of Bonds	Sequence Number	2	Type	Registered Non-guaranteed Offshore Exchangeable Notes (the “Notes”)

2. Aggregate Principal Amount	Won 446,220,000

2-1. (Offshore Issuance)	Aggregate Principal Amount (Currency)	300,000,000	US$: US Dollars
	Exchange Rate	Won 1,487.4 to US$1.00
	Place of Issue	Asia, Europe or the U.S.A.
	Listed Exchange	Singapore Exchange Securities Trading Limited

3. Use of Proceeds	Property and Equipment Funds	—
	Operational Funds	Won 83,454,003,970
	Investment (Won)	—
	Other (Won)	Won 362,765,996,030

4. Interest Rate	Up-front interest (%)	—
	Interest at maturity (%)	—

5. Maturity		—

6. Payment of Interest		—

7. Redemption of Principal		One-time payment at maturity (in case exchange option is not exercised)

8. Method of Placement		Private placement

9. Exchange Option	Exchange Rate (%)	—
	Exchange Price (Won/Share)	—

Exchanged Securities		Registered common shares of the Company (treasury shares)
Exchange Period	Begins	—
	Ends	—

10. Subscription Date	—

11. Closing Date	—

12. Lead Manager	—

13. Guarantor	—

14. Date of Board Resolution		3/13/2009

- Attendance of Outside Directors	In Attendance	5
	Absent	0

- Attendance of Audit Committee Member	In Attendance

15. Whether the offering is exempt from securities registration requirement and the reason	—

16. Any stock borrowings in relation to this offering — objective, number of shares, lender and borrower details, planned date of transfer	—

17. Other Noteworthy Matters	- The Company plans to issue new exchangeable notes to refinance exchangeable notes issued in May 2004 that are due to mature in May 2009.
- The type of bonds expected to be issued are registered non-guaranteed offshore exchangeable notes, and the aggregate principal amount is expected to be around US$300,000,000.
- The denomination of the Notes would be US$100,000; the Notes are expected to be privately placed in the international financial markets.
- The interest rate on the Notes will be determined by taking account the market interest rate at the time of pricing, and the maturity is expected to be in the range of 3 to 7 years from issuance of the Notes.
- The Notes are expected to be exchangeable into approximately 2,000,000 common shares of the Company; the exchange period is expected to be 40 days from the issue date until 10 business days before maturity, which is subject to change.
- We will additionally disclose the aggregate purchase price, place of issue, interest, maturity, exchange option, subscription date, closing date, lead manager and whether this offering is exempt from Korean securities registration statement requirements when the terms of the Notes are finalized.
- The “Exchangeable Securities” in “9. Exchange Options” above may be changed, at the option of the holder of the Notes, to Global Depositary Shares representing the Company’s common shares.
- The exchange rate in “2-1. Offshore Issuance” above is the Won/US$ exchange rate as of the beginning of March 13, 2009.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: March 18, 2009